Exhibit (a)(1)(L)

FORM OF PAPER ELECTION FORM

Please read the enclosed Election Form carefully. To properly elect to exchange your eligible options pursuant to the Offer to Exchange dated February 20, 2015 (the “Offer”), Ikanos Communications, Inc. (the “Company”) must receive your properly completed and signed Election Form before 5:00 p.m., U.S. Pacific Time, on March 20, 2015, unless the Offer is extended, in which case the Election Form can be submitted until the extended expiration of the Offer.

You are not required to return this Election Form if you do not wish to participate in the Offer. However, if the Company does not receive an Election Form before 5:00 p.m., U.S. Pacific Time, on March 20, 2015, we will interpret this as your election not to participate in the Offer, and you will retain all of your outstanding options, subject to all of their current terms and conditions.

To properly submit the enclosed Election Form, you must fax the completed and signed Election Form to (510) 438-5376. You do not need to return your stock option agreement(s) in order to effectively elect to accept this offer.

Your acceptance of our offer will be effective as of the date and time that the Company receives your signed Election Form. It is your responsibility to ensure that we have properly received your election. The Company intends to confirm receipt of your signed paper Election Form within three business days of its arrival.

While not a condition to your election, before you submit your signed Election Form by way of facsimile delivery, the Company also asks that you make a copy for your own files.

If you have any questions about the Offer please contact stockexchange@ikanos.com or call (408) 385-8799.

To later withdraw any processed elections to accept the Offer, you can either timely submit a withdrawal request through the stock option exchange website at https://ikanos.equitybenefits.com or timely submit a paper Notice of Withdrawal.

If you would like additional copies of the Election Form or any other documents related to the Offer, please access the stock option exchange website.

To: Ikanos Communications, Inc.

I have received the Offer to Exchange dated February 20, 2015 (the “Offer”), the Terms of Election, this paper Election Form and a paper Notice of Withdrawal.

I understand that by electing to participate in the Offer, I will exchange some or all of my outstanding stock options that were granted prior to January 1, 2014 and have an exercise price per share that is equal to or greater than U.S. $4.10, all of which are listed below (“Eligible Options”), for the number of replacement options set forth below. I further understand that the replacement options will be granted under the 2014 Stock Incentive Plan (the “2014 Plan”) and that they represent the right to purchase a certain number of shares of common stock of Ikanos Communications, Inc. (the “Company”) at a specified price upon the vesting and exercise of the replacement option. I will not be required to pay anything for the replacement options.

Eligible Options/Replacement Options

Original Date of Grant for Eligible Option	Exercise Price for Eligible Option	Shares Originally Subject to Eligible Option	Outstanding Shares Subject to Eligible Option	Vested Shares Subject to Eligible Option	Shares Subject to Replacement Option	Vesting Schedule for Replacement Option

Please check the appropriate box below:

☐	Yes, I wish to accept the Offer as to ALL of my Eligible Options listed above.

OR

☐	Yes, I wish to accept the Offer only for the Eligible Options listed below (please list):

Original Date of Grant	Exercise Price

By signing and returning this Election Form, I elect to exchange the Eligible Options identified above pursuant to the terms of the Offer and I agree to the Terms of Election.

Participant Signature	Date and Time

Participant Name Printed	Participant’s Primary Company Office Location

Daytime Telephone Number	Email Address